Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – January 17, 2019

FORTIS INC. TO HOLD TELECONFERENCE ON FEBRUARY 15

TO DISCUSS 2018 ANNUAL RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) will release its 2018 annual financial results on Friday, February 15, 2019. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation’s 2018 annual financial results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until March 15, 2019. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 3279505.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of approximately C$50 billion as at September 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact:

Investor Enquiries Ms. Kealey Martin Director, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com